Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 26-05

Silver North Announces Closing of Brokered LIFE Private Placement for Gross Proceeds of C$11.6 Million

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, BC, February 10, 2026 – Silver North Resources Ltd. (TSX-V: SNAG) “Silver North” or the “Company”) is pleased to announce the closing of its previously announced brokered private placement (the “Offering”) for aggregate gross proceeds of C$11,576,985, which includes the exercise in full of the agent’s option. Pursuant to the Offering, the Company sold 4,982,461 units of the Company (the “Units”) at a price of C$0.40 per Unit (the “Unit Price”) and 17,114,286 flow-through units of the Company that were sold to charitable purchasers (the “Charity FT Units”, and together with the Units, the “Offered Securities”) at a price of C$0.56 per Charity FT Unit.

Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Charity FT Unit consists of one common share of the Company to be issued as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (each, a “FT Share”) and one-half of one Warrant. Each whole Warrant entitles the holder to purchase one common share of the Company at a price of C$0.56 at any time after April 10, 2026 to February 10, 2029.

Red Cloud Securities Inc. (“Red Cloud”) acted as sole agent and bookrunner in connection with the Offering. As consideration for their services, Red Cloud received aggregate cash fees of C$810,388.92 and 1,546,772 non-transferable common share purchase warrants (the “Broker Warrants”). Each Broker Warrant is exercisable to acquire one common share of the Company at the Unit Price at any time on or before February 10, 2029.

The Company intends to use the gross proceeds from the Offering for exploration and related programs on the Company’s Haldane and Veronica properties in Yukon Territory as well as for working capital and general corporate purposes, as is more fully described in the Amended Offering Document (as herein defined).

The gross proceeds from the sale of Charity FT Units will be used by the Company to incur eligible “Canadian exploration expenses” that qualify as “flow-through mining expenditures” as both terms are defined in the Income Tax Act (Canada) (the “Qualifying Expenditures”) related to the Company’s Haldane and GDR projects on or before December 31, 2027. All Qualifying Expenditures will be renounced in favour of the subscribers of the Charity FT Units effective December 31, 2026. If the Qualifying Expenditures are reduced by the Canada Revenue Agency, the Company will indemnify each Charity FT Unit subscriber for any additional taxes payable by such subscriber as a result of the Company’s failure to renounce the Qualifying Expenditures as agreed.

In accordance with National Instrument 45-106 - Prospectus Exemptions (“NI 45-106”), 15,696,747 Offered Securities (the “LIFE Securities”) were issued to Canadian purchasers pursuant to the listed issuer financing exemption under Part 5A of NI 45-106, as amended by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the “Listed Issuer Financing Exemption”). The securities issuable from the sale of the LIFE Securities to Canadian purchasers are immediately freely tradeable in accordance with applicable Canadian securities legislation. 6,400,000 Charity FT Units were issued pursuant to available exemptions from the prospectus requirement under NI 45-106, other than the Listed Issuer Financing Exemption (the “Non-LIFE Exemptions”). The securities issuable from Charity FT Units issued pursuant to the Non-LIFE Exemptions are subject to a hold period in Canada ending on June 11, 2026.

There is an amended and restated offering document (the “Amended Offering Document”) related to the Offering that can be accessed under the Company’s profile at www.sedarplus.ca and on the Company’s website at www.silvernorthres.com.

The closing of the Offering remains subject to the final approval of the TSX Venture Exchange.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws, and accordingly, may not be offered or sold within the United States or the US persons except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project), the Tim Silver Project (under option to Coeur Mining, Inc. in the Silvertip/Midway District, BC and Yukon) and the GDR (Veronica) project also in the Silvertip/Midway district. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com Twitter: https://twitter.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS AND INFORMATION IN THIS NEWS RELEASE INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING THE INTENDED USE OF PROCEEDS FROM THE OFFERING AND THE FINAL APPROVAL OF THE OFFERING FROM THE TSX VENTURE EXCHANGE. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD- LOOKING STATEMENTS.